SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)
                               (AMENDMENT NO. 7)*

                  EYE CASH NETWORKS, INC. F.K.A. ECONNECT, INC.
                  ---------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                  2788895 20 6
                                  ------------
                                 (CUSIP Number)


                                 RICHARD EPSTEIN
                              7100 N.W. 126 TERRACE
                               PARKLAND, FL 33076
                                  954-753-0904
                                  ------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  MAY 7, 2001
                        -------------------------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

___________

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 278895 20 6                 13D
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     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             RICHARD EPSTEIN
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |X|
                                                                        (b) |_|

--------------------------------------------------------------------------------
     3    SEC USE ONLY


--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                    |X|

--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

            FLORIDA, USA
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
        NUMBER OF
          SHARES                   34,988,600
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
       PERSON WITH
--------------------------------------------------------------------------------
                              8    SHARED VOTING POWER

                                   None
--------------------------------------------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   34,988,600
--------------------------------------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   None
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              34,988,600
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     |_|

--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.02%*
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------
* Based upon an aggregate of 268,715,587 shares of the Issuer's common stock as reported to Mr. Epstein by the transfer agent on March 17, 2003. Alternatively, if one assumes that an aggregate of 172,937,059 of the Issuer's common stock is outstanding based upon 139,437,059 shares of the Issuer's common stock outstanding as reported in the Issuer's 10-QSB filed as of January 13, 2003 plus 33,500,000 that were registered pursuant to an S-8 filed March 12, 2003, Mr. Epstein holds 20.23 %.

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CUSIP No. 278895 20 6                 13D
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             ALLIANCE EQUITIES, INC 65-0733456
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |X|
                                                                        (b) |_|

--------------------------------------------------------------------------------
     3    SEC USE ONLY


--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                    |X|

--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          FLORIDA, USA
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
        NUMBER OF
          SHARES                   3,043,162
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
       PERSON WITH
--------------------------------------------------------------------------------
                              8    SHARED VOTING POWER

                                   None
--------------------------------------------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   3,043,162
--------------------------------------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   None
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,043,162
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     |_|

--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.13%**
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------
** Based upon an aggregate of 268,715,587 shares of the Issuer's common stock as reported to Mr. Epstein by the transfer agent on March 17, 2003. Alternatively, if one assumes that an aggregate of 172,937,059 of the Issuer's common stock is outstanding based upon 139,437,059 shares of the Issuer's common stock outstanding as reported in the Issuer's 10-QSB filed as of January 13, 2003 plus 33,500,000 that were registered pursuant to an S-8 filed March 12, 2003, Alliance Equities, Inc. holds 1.76%.

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CUSIP No. 278895 20 6                 13D
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ITEM 1.   SECURITY AND ISSUER
          -------------------

     This statement relates to shares of the common stock of Eye Cash Networks, Inc. f.k.a. eConnect, Inc., a Nevada corporation (the "Issuer"), whose principal place of business is located at 1010 N. Brand Avenue, Glendale, California, 91202. The telephone number of the Issuer is (310) 435-6583.

ITEM 2.   IDENTITY AND BACKGROUND
          -----------------------

     (a) The persons filing this statement are Richard Epstein ("Mr. Epstein"), for and on behalf of himself and Alliance Equities, Inc. ("Alliance"), a Florida corporation wholly owned by Mr. Epstein.

     (b) Mr. Epstein's and Alliance's principal office is located at 7100 NW 126 Terrace, Parkland, FL 33076. The telephone number of Alliance is (954) 753-0904. Alliance is a venture capital/investment company. Mr. Epstein is the President and sole officer of Alliance.

     (c) Mr. Epstein is a private investor whose principal business is venture capital.

     (d) Neither Mr. Epstein, nor Alliance, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) On August 7, 2002, the Securities and Exchange Commission filed a civil complaint against eConnect, Thomas D. Hughes, Mr. Epstein and Alliance. The action is pending in the United States District Court for the Central District of California as SEC v. EConnect, et al., Case No. CV-02-6156NM (Mcx). As to Mr. Epstein and Alliance, the SEC has alleged violation of sections 13(d) and 16(a) of the Securities Exchange Act of 1934 and Rules 13d-1, 13d-3 and 16a-3 promulgated thereunder. The SEC is seeking injunctive relief, disgorgement and other relief. The District Court entered Orders dated August 9 and 16, 2002 freezing certain assets including holdings of stock of the Issuer, entering a preliminary injunction enjoining them from violation of various securities laws and providing for other relief. Mr. Epstein and Alliance are contesting liability and defending the action.

     (f) Mr. Epstein is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

     Mr. Epstein and Alliance estimate the total amount of funds required to purchase the shares to be $574,870. Mr. Epstein and Alliance possessed these funds in cash. The funds were obtained in whole or part from the sale of stock of the Issuer. Reference is made to Items 5 and 6 for further information.

ITEM 4.   PURPOSE OF THE TRANSACTION
          --------------------------

     Mr. Epstein and Alliance acquired these shares for investment purposes. However, these acquisitions were in connection with providing funds to the

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CUSIP No. 278895 20 6                 13D
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Company as further described below in Items 5 and 6. These transactions resulted in Mr. Epstein and Alliance obtaining a control block of shares of the Issuer.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------

     Epstein
          Aggregate Shares with Sole Power to vote:    34,988,600
          Percentage:                                  13.02%*

* Based upon an aggregate of 268,715,587 shares of the Issuer's common stock as reported to Mr. Epstein by the transfer agent on March 17, 2003. Alternatively, if one assumes that an aggregate of 172,937,059 of the Issuer's common stock is outstanding based upon 139,437,059 shares of the Issuer's common stock outstanding as reported in the Issuer's 10-QSB filed as of January 13, 2003 plus 33,500,000 that were registered pursuant to an S-8 filed March 12, 2003, Mr. Epstein holds 20.23 %.

     Alliance
          Aggregate Shares with Sole Power to vote:   3,043,162
          Percentage:                                 1.13%**

** Based upon an aggregate of 268,715,587 shares of the Issuer's common stock as reported to Mr. Epstein by the transfer agent on March 17, 2003. Alternatively, if one assumes that an aggregate of 172,937,059 of the Issuer's common stock is outstanding based upon 139,437,059 shares of the Issuer's common stock outstanding as reported in the Issuer's 10-QSB filed as of January 13, 2003 plus 33,500,000 that were registered pursuant to an S-8 filed March 12, 2003, Alliance holds 1.76%.

The shares listed above include shares in accounts of Richard Epstein and Alliance Equities, Inc., frozen by Court Orders dated August 9 and 16, 2002 in SEC v. EConnect, et al., Case No. CV-02-6156NM (Mcx) pending in the United States District of California. See Exhibit 1.

During the past 60 days, Epstein sold the following common shares of the Issuer:

                    -------------------------------------
                    Date            Number of    Price
                                    Shares
                    -------------------------------------
                    1/21/03         282,000      .0049
                    -------------------------------------
                    1/22/03         44,000       .0048
                    -------------------------------------
                    1/23/03         195,000      .0034
                    -------------------------------------
                    1/24/03         600,000      .0039
                    -------------------------------------
                    1/28/03         1,150,000    .0044
                    -------------------------------------
                    1/29/03         215,000      .004
                    -------------------------------------
                    1/30/03         250,000      .0042
                    -------------------------------------
                    2/4/03          50,000       .004
                    -------------------------------------

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CUSIP No. 278895 20 6                 13D
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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
          --------------------------------------------------------
          WITH RESPECT TO SECURITIES OF THE ISSUER
          ----------------------------------------

Over time, through a variety of agreements with the Issuer, Mr. Epstein and Alliance obtained shares of the Issuer from, and loaned money to, the Issuer. These shares were received variously in the names of Mr. Epstein or Alliance. In late 1999, 3,000,000 of these shares were received in the name of United Capital Management, a Bahamian entity controlled by Mr. Epstein. Material contracts, arrangements, understandings and relationships with respect to the securities of the Issuer for the period May 7, 2001, the date of the filing of the original
Schedule 13D by Mr. Epstein include the following that were previously disclosed in the filings of the Issuer noted below. References to the "Registrant" or the "Company" below are to the Issuer, then known as eConnect, Inc.

(Form 10-K, filed April 25, 2001)
"On August 22, 2000, the Registrant granted to Richard Epstein in repayment of previous sums loaned to the Registrant in 2000 (totaling $1,336,366), as follows: (1) a warrant covering the purchase of 3,000,000 shares of common stock, exercisable at $0.25 from September 30, 2000 through September 30, 2003;
(2) a warrant covering the purchase of 2,400,000 shares of common stock, exercisable at $0.40 per share from September 30, 2000 through September 30, 2003; and (3) a warrant covering the purchase of 2,000,000 shares of common stock, exercisable at 50% below the closing bid price on the date of exercise from August 22, 2000 through December 31, 2001. [As of April 24, 2001], none of these warrants have been issued. In addition to these warrants and in payment of said sum and a further amount of $316,634 loaned to the Registrant in the first quarter of 2001, in March 2001 the Registrant issued a debenture in the principal amount of $1,653,000 (convertible at any time from issuance until April 5, 2002 into shares of common stock at $0.17 per share)."

"In January of 2000, the Registrant entered into a Consulting Services Agreement with Mr. Epstein. Mr. Epstein has agreed to assist the Registrant in developing a market for the usage of the eCash Pad for a period of three years in exchange for 15,000,000 shares of the Registrant's common stock. The amount recorded as consulting expense totaled $983,475 for the year ended December 31, 2000. In January 2001, the Registrant issued Mr. Epstein 15,000,000 shares of its common stock in satisfaction of this agreement."

"In February 2000, the Registrant entered into another Consulting Services Agreement with Mr. Epstein. Mr. Epstein agreed to provide consulting services related to future mergers and acquisitions in behalf of the Registrant for a period of 2 years in exchange for 300,000 shares of the Registrant's common stock monthly. The Registrant recorded consulting expenses of $3,996,630 for the year ended December 31, 2000. During fiscal year 2000, the Registrant issued a total of 1,050,000 shares of its common stock in advance of such services having been rendered. Accordingly, the Registrant has recorded a prepaid consulting services of $1,271,655 related to such advance issuances."

"During 1999 and 2000, the Registrant entered into several other consulting agreements with Mr. Epstein or Alliance Equities, Inc., a company controlled by

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CUSIP No. 278895 20 6                 13D
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him. Mr. Epstein and Alliance Equities were paid a total of 8,914,000 shares of common stock under these agreements during 2000."

"In March 2001, the Company entered into an agreement with Alliance Equities (controlled by Richard Epstein) which would provide borrowings up to $7,000,000 as a line of credit. The agreement provides the Company a line of credit through December 31, 2002, interest at 12% annually, maturing on December 31, 2002. In January 2001, the Company issued 16,800,000 shares of its common stock to
Richard Epstein related to consulting agreements. . . . A total of 5,000,000 shares relate to satisfaction of a Company obligation to Mr. Epstein totaling
$983,475 at December 31, 2000 . . . . The remaining 11,800,000 shares were issued in advance and has been recorded by the Company as prepaid consulting services during this period approximating $4,147,000."

(Form 10-K, filed April 19, 2002)
"(a) On June 30, 2000, the Company granted to Alliance Equity a warrant covering the purchase of 1,400,000 shares of common stock, exercisable at $1.00 per share from June 30, 2000 through June 30, 2002. The Company was charged $716,139 for this grant, and is reflected in the Finance Fees section of the financial statement. b) On August 22, 2000, the Company granted to Richard Epstein in repayment of previous sums loaned to the Company in 2000 (totaling $1,336,366), as follows: (1) a warrant covering the purchase of 3,000,000 shares of common stock, exercisable at $0.25 per share from September 30, 2000 through September 30, 2003; a net charge to the Company's Finance Fees of $1,611,424 was recorded;
(2) a warrant covering the purchase of 2,400,000 shares of common stock, exercisable at $0.40 per share from September 30, 2000 through September 30, 2003; a net charge to the Company's Finance Fees of $1,272,021 was recorded; and
(3) a warrant covering the purchase of 2,000,000 shares of common stock, exercisable at 50% below the closing bid price on the date of exercise from August 22, 2000 through December 31, 2001; a net charge to the Company's Finance Fees of $1,071,974 was reflected in its financial statement. All the above warrants have been issued, and to date, the warrant to purchase 2,000,000 shares at 50% below the closing bid price has been exercised for $85,000."

"In payment of the amount of $1,336,366, and a further amount of $316,634 loaned to the company in the first quarter of 2001, the company (in addition to the issuance of the warrants) issued a debenture in the principal amount of $1,653,000 (convertible at any time from issuance until April 5, 2002 into shares of common stock at $0.17 per share). Due to a decline in the market price of the shares of the Company, this agreement has been renegotiated to reflect the prevailing market price at the time of issuance. Consequently, an additional 20 million shares were issued to Epstein, as full payment of the monies owed by the Company pursuant to the debentures. This resulted in a net charge to the Company's Interest expense of approximately $173,000. c) On December 15, 2001, the options as described in (a) and (b) above have been repriced at an exercise price of 50% below market value. The cost of this to the Company is $88,400."

"In February 2002, the Company issued 23,200,000 shares of common stock to Alliance Equities, (an entity controlled by Mr. Epstein who is also a significant stockholder of the Company) in exchange for $173,600, net of offering costs of $327,500."

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CUSIP No. 278895 20 6                 13D
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"In February 2002, the Company issued 6,800,000 shares of its common stock related to Alliance Equities related to the exercise of warrants with an exercise price of $0.01."

"In February 2002, the Company issued 40,519,528 shares of its common stock to Richard Epstein, a significant stockholder of the Company, in satisfaction of advances from Alliance Equities of $300,000 and $183,000, net of offering costs of $173,754."

"In January of 2000, the Company entered into a Consulting Services Agreement with Richard Epstein, a significant shareholder of the Company. Mr. Epstein has agreed to assist the Company in developing a market for the usage of the eCash Pad for a period of three years in exchange for 15,000,000 shares of the Company's common stock. The amount recorded as consulting expense totaled $983,475 for the year ended December 31, 2000. In February 2001, the Company issued Mr. Epstein 15,000,000 shares of its common stock, 5,000,000 of which satisfied the liability of $983,475, with the remaining portion recorded as prepaid consulting services of $1,966,950 which has been fully expensed as of December 31, 2001."

"In February 2000, the Company entered into another Consulting Services Agreement with Mr. Epstein. Mr. Epstein agreed to provide consulting services related to future mergers and acquisitions in behalf of the Company for a period of 2 years in exchange for 300,000 shares of the Company's common stock monthly for a total of 7,200,000 shares. The Company recorded consulting expenses of $3,996,630 for the year ended December 31, 2000. During the year ended 2000, the Company issued a total of 1,050,000 shares of the its common stock in advance of such services having been rendered. Accordingly, the Company has recorded a prepaid consulting services of $1,271,655 related to such advance issuances as of December 31, 2000. During 2001, the Company issued an additional 1,800,000 shares of common stock to Mr. Epstein for consulting services rendered during this period and recorded consulting expenses of $2,179,980 for the year ended December 31, 2001. As of December 31, 2001, the Company has expensed all prepaid consulting services reflected as of December 31, 2000 totaling $1,271,655."

"In July 2001, the Company entered into another Consulting Services Agreement with Mr. Epstein. Mr. Epstein agreed to target, locate and bring to the Company 10 strategic allies per year in respective industries related to PERFECT transactions in exchange for 15,000,000 shares of the Company's common stock and recorded consulting expenses totaling of $849,150 for the year ended December 31, 2001."

"During the fiscal year 2001, the Company issued 51,168,462 shares of common stock to satisfy balances due Mr. Epstein, a significant shareholder of the Company, and Alliance Equities ("Alliance"), a Company controlled by Mr. Epstein, totaling $3,043,317, including interest of $681,951."

"In December 2001, the Company issued 7,504,724 shares of common stock to Alliance for interest totaling $111,220. During the year-ended 2000, the Company issued 3,300,000 shares of its common stock totaling $3,966,630."

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CUSIP No. 278895 20 6                 13D
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"In May 2001, the Company issued 3,550,000 shares of common stock to Alliance for other consulting services and recorded consulting expenses totaling $345,131 for the year ended December 31, 2001."

(Form 10-QSB, filed on May 15, 2002)
"During February 2002, the Company issued 15,384,615 shares of the Company's common stock to satisfy balances due Richard Epstein and Alliance . . . , totaling $300,000. As of March 31, 2002, the Company borrowed an additional $50,000 from Alliance which has been included as part of due to related parties totaling $2,511,849."

(Form 10-QSB, filed January 13, 2003)
"During February 2002, the Company issued 153,846 shares of the Company's common stock to satisfy balances due Richard Epstein and Alliance . . . , totaling $300,000. During July 2002, the Company issued 30,000,000 shares of the Company's common stock to satisfy balances due Alliance totaling $180,000. For the nine months ended September 30, 2002, the Company borrowed an additional $297,508 from Alliance. As of September 30, 2002, the balance due Alliance totaled $117,508. For the nine months ended September 30, 2002, the Company borrowed and additional $297,508 from Alliance."

"During February 2002, Richard Epstein exercised stock warrants to purchase 680,000 shares of the Company's common stock for $68,000. During May 2002, Richard Epstein was granted 60,599,106 (post reverse stock split) warrants to purchase shares of the Company's common stock for 50% of the closing bid price and expire one year from grant date for a finance fee. The Company estimates the fair value of Mr. Epstein's stock warrants granted by using the Black-Scholes option pricing-model with the following weighted average assumptions; no dividend yield; expected volatility of 318%; risk free interest rates of 1.79%; and expected lives of 6 months. Accordingly, the Company recorded interest expenses under SFAS No. 123 relating to non-statutory stock warrants that became exercisable upon grant for $43,203,730 as of September 30, 2002."

"During November [2002], the Company issued 5,000,000 shares of the Company's common stock to Richard Epstein for satisfaction of due to related parties totaling $30,000."

"During December [2002], the Company issued 5,000,000 shares of the Company's common stock to Richard Epstein for satisfaction of due to related parties totaling $30,000."

In addition, to the foregoing disclosures from the Issuer's filings with the SEC, Mr. Epstein and Alliance note that according to a letter dated October 22, 2002 from Chris Jensen, CEO of the Issuer, to Mr. Epstein, 30,000,000 shares are owed to Mr. Epstein from EConnect which are to be repaid monthly at 5,000,000 per month. These shares are included in the aggregate number of shares reported in this Amended Schedule 13-D. See Exhibit 11.

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CUSIP No. 278895 20 6                 13D
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ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

No.       Description
---       -----------
1. Court Orders dated August 9 and 16, 2002 in SEC v. EConnect, et al., Case No. CV-02-6156NM (Mcx), pending in the United States District Court for the Central District of California.
2. Consulting Agreement between the Registrant and Richard Epstein, dated May 20, 2000. Incorporated by reference to
          Exhibit 4.35 of the Form SB-2 POS filed on September 12, 2000.
3. Consulting Agreement between the Registrant and Richard Epstein, dated June 2, 2000. Incorporated by reference to
          Exhibit 10.1 of the Form S-8 filed on July 10, 2000.
4. Consulting Services Agreement between the Registrant and Richard Epstein, dated July 21, 2000. Incorporated by reference to Exhibit 4.1 of the Form S-8 filed on October 10, 2000.
5. Consulting Services Agreement between the Registrant and Richard Epstein, dated September 6, 2000. Incorporated by reference to Exhibit 4.3 of the Form S-8 filed on September 12, 2000.
6. Consulting Services Agreement between the Registrant and Richard Epstein, dated November 8, 2000. Incorporated by reference to Exhibit 4.9 of the Form S-8 filed on November 20, 2000.
7. Consulting Services Agreement between the Registrant and Richard Epstein, dated January 3, 2000. Incorporated by reference to Exhibit 10.4 of Issuer's 10-K filed April 25, 2001.
8. Agreement between the company and Alliance, dated November 29, 1999. Incorporated by reference to Exhibit 10.18 of the Form 10-KSB filed on May 9, 2000.
9. Agreement between the Registrant and Richard Epstein, dated February 12, 2000. Incorporated by reference to Exhibit 10.16 of Issuer's 10-K filed April 25, 2001.
10. Loan Agreement between the Registrant and Richard Epstein, dated February 15, 2000. Incorporated by reference to Exhibit
          10.38 of the Form 10-QSB filed on May 30, 2000.
11. Letter dated October 22, 2002 from Chris Jensen, CEO, eConnect, to Mr. Epstein.

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CUSIP No. 278895 20 6                 13D
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SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 19, 2003


                                           By: /s/ Richard Epstein
                                              ---------------------------
                                                   RICHARD EPSTEIN

                                           ALLIANCE EQUITIES, INC.

                                           By: /s/ Richard Epstein
                                              ---------------------------
                                                   Name:  RICHARD EPSTEIN
                                                   Title: PRESIDENT